VEON Commences its Delisting from Euronext Amsterdam to Consolidate its Trading on Nasdaq in New York Amsterdam and Dubai, 21 October 2024, 19:00 CEST: VEON Ltd. (Nasdaq: VEON; Euronext Amsterdam: VEON), a global digital operator (“VEON” or the “Company”), today announces that it has commenced the process for the delisting of its common shares from trading on Euronext Amsterdam (the “Euronext Amsterdam Delisting”), following the approval of Euronext Amsterdam. The Company’s last day of trading on Euronext Amsterdam will be 22 November 2024 (the “Last Trading Date”) and the delisting will be effective from 25 November 2024. With this move, VEON will consolidate the trading of its shares on the Nasdaq Capital Market (“Nasdaq”), which will be the platform for the trading of VEON’s American depositary shares, each representing 25 Common Shares (the “ADSs”). Following the Last Trading Date, all public trading of equity securities in the Company will take place on Nasdaq under ticker symbol VEON. “Our decision to consolidate our trading on Nasdaq aligns with our long-term strategy and the best interests of our investors. This move will strengthen VEON’s liquidity and simplify our reporting processes,” said Kaan Terzioglu, VEON Group CEO. “VEON’s continued listing on Nasdaq, combined with our recently announced plan to relocate our headquarters, which will make us the largest Nasdaq-listed company headquartered in Dubai, underscores our strategic commitment to lead the way for investors seeking growth in frontier markets.” VEON is committed to ensuring a smooth and equitable transition for its Euronext Amsterdam shareholders. On or before the Last Trading Date, shareholders that do not hold a number of Common Shares corresponding to a multiple of 25 can sell or purchase Common Shares so that they hold a number of Common Shares that is a precise multiple of 25, allowing for the issue of the corresponding number of ADSs. The Company is also providing an opportunity for shareholders to deposit their Common Shares with the Company’s depositary, The Bank of New York Mellon, in exchange for delivery of ADSs. For those shareholders who deposit their Common Shares during the period from the day after the date of this announcement through the Last Trading Date, the Company will pay the ADS issuance fees. Existing holders of ADSs not also holding Common Shares on Euronext Amsterdam do not need to take any action in relation to the Euronext Amsterdam Delisting. VEON investors can access further information on the delisting process on VEON’s website: www.veon.com/investors. About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on Nasdaq and Euronext. For more information visit: https://www.veon.com. Disclaimer This announcement contains inside information as defined for the purposes of Article 7 of Regulation (EU) no. 596/2014 (MAR). This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the Common Shares or ADSs, nor shall there be any sale of the Common Shares or ADSs in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities described in this announcement have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements. This announcement does not form part of an offer of transferable securities to the public in the Netherlands and no prospectus has been, or is required to be, submitted to the AFM for approval. Forward-looking statements This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, the Company’s Euronext Amsterdam Delisting timetable, its expectations regarding future regulatory filings and the anticipated trading volume that may result from the Euronext Amsterdam Delisting. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate, including the important factors discussed under the caption Risk Factors in VEON’s annual report on Form 20-F for the year ended 31 December 2023, which is on file with the U.S. Securities and Exchange Commission (SEC) and is available on the SEC website at www.sec.gov. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. There can be no assurance that the initiatives referred to above will be successful. Contact Information: Hande Asik Group Director of Strategy and Communication pr@veon.com

Faisal Ghori Group Director of Investor Relations ir@veon.com